SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR PARTICIPATION

IN GENERAL MEETINGS

64th Annual General Meeting

199th Extraordinary General Meeting

April 29, 2019

TABLE OF CONTENTS

I.	Message from the Chairman of the Board of Directors	4
II.	Guidance for Participation in the General Shareholders’ Meeting	5
	Attending Shareholder	5
	Shareholder Represented by Proxy	5
	Holders of ADRs	5
	Ballot Paper	6
III.	Call Notice	7
IV.	Information on the matters to be examined and discussed at the 64th Annual General Meeting	8
	Analysis, discussion and voting on the Annual Management Report, Balance Sheet and other financial statements for fiscal year 2018	8
	Resolution on the Board of Executive Officer’s proposal for the allocation on net income for fiscal year 2018 — including profit-sharing payment — and the subsequent distribution of shareholders’ payment	9
	Election of the members of the Company’s Board of Directors due to end of term of office	12
	Election of members of the Supervisory Committee due to end of term of office	16
	Election of members of the Nomination and Evaluation Committee due to the need to set up such committee	19
	Establishment of the compensation of the Management, members of the Supervisory Committee and members of Statutory Committees for fiscal year 2019	21
V.	Information on the matters to be examined and discussed at the 199th Extraordinary General Meeting	22
	Board of Executive Officer’s proposal on Increase in Capital Stock and Amendment of Article 5 of Company's Corporate Bylaws	22

Annexes (Only in Portuguese)
Enclosure I -   Registration Form
Enclosure II -  MARCEL MARTINS MALCZEWSKI - Compliance documents
Enclosure III - DANIEL PIMENTEL SLAVIERO - Compliance documents
Enclosure IV - CARLOS BIEDERMANN - Compliance documents
Enclosure V -  GUSTAVO BONINI GUEDES - Compliance documents
Enclosure VI - MARCO ANTÔNIO BARBOSA CANDIDO - Compliance documents
Enclosure VII - LUIZ CLAUDIO MAIA VIEIRA - Compliance documents
Enclosure VIII -      ADRIANA ANGELA ANTONIOLLI - Compliance documents

Enclosure IX - NILSO ROMEU SGUAREZI - Compliance documents

Enclosure X -  HARRY FRANÇÓIA JÚNIOR - Compliance documents

Enclosure XI - DEMÉTRIUS NICHELE MACEI - Compliance documents

Enclosure XII -       OTAMIR CESAR MARTINS - Compliance documents

Enclosure XIII -      MARCOS DOMAKOSKI - Compliance documents

Enclosure XIV -     PAULO HENRIQUE LAPORTE AMBROZEWICZ - Compliance documents

Enclosure XV -      CLÁUDIO NOGAS - Compliance documents

Enclosure XVI -     Item 13 of the Reference Form

I.       Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in General Shareholders’ Meetings of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency and equity.

The manual aims to present, in a clear and brief way, the information related to the Company’s General Shareholders’ Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the annual corporate agenda of the Company.

Copel’s 64th Annual General meeting (AGM) and 199th Extraordinary General Meeting (EGM) were called for April 29, 2019, at 1 p.m., at the Company’s headquarters located at Rua Coronel Dulcídio 800, in the city of Curitiba.

The matters to be presented in the AGM for resolution of shareholders are described in the Call Notice and in this manual as well as the types of shares granting the right to vote on each item of the agenda. Given the current number of Company shareholders, this manual seeks to encourage and enable participation in the General Meeting.

The Annual General Meetings will be attended by the CEO, one representative of the Supervisory Committee and one representative of the independent auditors, who will be able to provide further clarification required on any matter included on the agenda.

Your participation is very important, considering that issues relevant to the Company and its shareholders are dealt with in the General Shareholders’ Meetings.

Yours sincerely,

Mauricio Schulman

Chairman of the

Board of Directors

II.       Guidance for Participation in the Joint General Meeting

Copel’s shareholders may take part in the General Meeting by attending the meeting at the Company’s headquarters and voting, by appointing a proxy to represent them, or through distance voting, as described below.

Attending Shareholder

The shareholder wishing to take part in the Extraordinary General Meeting shall arrive a few minutes before the time indicated in the Call Notice and bear the following documents:

•      Identity card (RG), Alien’s Identity Card (RNE), Brazilian Driver’s License (CNH) or an accreditation card issued by an official professional organization; and

•      Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

Shareholder Represented by Proxy

The shareholder who is not able to attend the meeting and wishes to take part in the Extraordinary General Meeting may appoint a proxy with powers to represent him/her.

  Pursuant to Article 126, paragraph 1, of the Brazilian Corporation Law no. 6,404/1976, the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the Annual General Meeting.

The documents required are the following:

•      Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);

•      Bylaws or Article of Incorporation and the instrument of election/appointment of the managers in the event of the grantee being a legal entity; and

•      Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note: the documents mentioned above shall be forwarded to Copel’s headquarters, Diretoria de Finanças e de Relações com Investidores, Departamento de Acionistas e Custódia, at Rua Coronel Dulcídio nº 800 - 3º andar, preferably 48 hours prior to the Meeting.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the Extraordinary General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Should there be any doubt concerning the Extraordinary General Meeting procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com.

Ballot Paper

In compliance with CVM’s Rule no. 481/2009 and its alterations, and with a view to promoting and facilitating the shareholders’ participation in Copel’s General Meetings, the Company will provide a distance voting ballot paper for the shareholder to exercise his/her voting right at a distance through his/her corresponding custody agents or directly to the Company, as described below.

The shareholder who is willing to exercise his/her voting right at a distance shall i. fill in and send the ballot paper directly to the Company or ii. send instructions to qualified service providers on how to fill in the ballot paper, as follows:

•      Exercising voting right through qualified service providers: the shareholder who is willing to exercise his/her voting right at a distance shall send instructions on his/her vote to his/her custody agents in accordance with the rules set by them, who, in turn, will send the shareholder’s assent and dissent to the resolutions of the General Meetings to [B]³ Brasil, Bolsa, Balcão Central Securities Depository. The shareholder shall first maintain contact with his/her corresponding custody agents and verify their established procedures for filling in the ballot form as well as the necessary information and documents required by them.

•      Delivering the ballot paper directly to the Company: the shareholder who is willing to exercise his/her voting right at a distance may do so by delivering the completed ballot paper accompanied by the following documents directly to Copel’s head office (Diretoria de Finanças e de Relações com Investidores - Departamento de Acionistas e Custódia; Rua Coronel Dulcídio nº 800, 3º andar, Curitiba - PR): i. a printed copy of the completed ballot paper, duly initialled and signed; ii. a notarized copy of: (a) individual taxpayers: the shareholder’s identity card with a photo (RG); (b) corporate taxpayers: the updated copy of the Company’s Bylaws or of the Consolidated Articles of Incorporation and of the corporate documents granting legal representation of the shareholder concerned (together with a copy of his/her identity card with a photo); (c) investment funds: the updated consolidated Investment Fund Regulation, the Bylaws or Article of Incorporation and proof of powers for representation; and the identity card with a photo of the legal representative of the investment fund concerned.

III.       Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Annual and Extraordinary General Meeting to be held on April 29, 2019, at 1 p.m. at the Company’s head office located at Rua Coronel Dulcídio, 800, Curitiba, to decide on the following agenda:

ANNUAL GENERAL MEETING

1.   To analyze, discuss and vote the Annual Management Report, the Balance Sheet and other Financial Statements related to fiscal year of 2018;

2.   To decide on the Board of Executive Officer’s proposal for the allocation of the net income for the fiscal year 2018 in the amount of R$1,407,062,821.84 — including profit sharing payment — and the subsequent distribution of shareholders’ earnings, in the gross amount of R$378,541,673.23 — whose payment shall occur during the fiscal year, in compliance with § 3 of Article 205 of the Brazilian Corporation Law no. 6,404/1976, as follows: interest on shareholders' equity replacing dividends, in the gross amount of R$280,000,000.00, distributed at R$0.97515 per common share (ON), R$2.89050 per class A preferred share (PNA), and R$1.07270 per class B preferred share (PNB); and the remaining dividends in the amount of R$98,541,673.23, distributed at R$0.34435 per common share (ON), and R$0.37881 per class B preferred share (PNB).

3.   To elect the members of the Board of Directors due to end of term of office;

4.   To elect the members of the Supervisory Committee due to end of term of office;

5.   To elect the members of the Nomination and Evaluation Committee due to the need to set up such committee; and

6.   To establish the compensation of the Management, the members of the Supervisory Committee and the members of Statutory Committees for fiscal year 2019.

EXTRAORDINARY GENERAL MEETING

1.   Board of Executive Officer’s proposal on Increase in Capital Stock and Amendment of Article 5 of Company's Corporate Bylaws.

Notes: a) Documents referring to the matters to be discussed at the Annual General Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com); b) The Company’s shareholder shall take part in the Annual General Meeting by attending it and casting his/her vote on the meeting’s agenda items; by appointing a proxy with powers to represent him/her or through a distance voting ballot paper; and c) Powers-of-attorney for the Annual General Meeting shall be filed at the Company’s head office, at the Chief Financial and Investor Relations Office, at the Shareholders and Custody Department of the Chief Financial and Investors’ Relations Office, at Rua Coronel Dulcídio, 800, 3º andar, Curitiba, at least forty-eight hours prior to the meeting; and d) Pursuant to CVM Rule no. 282, of June 26, 1998, the minimum attendance of the voting capital necessary to request cumulative voting to elect the members of the Board of Directors is 5% (five per cent).

Curitiba, March 29, 2019

Mauricio Schulman

Chairman of the Board of Directors

Publication

This Call Notice will be published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Folha de Londrina as from March 29, 2017, being also available on the Company’s website (ir.copel.com).

IV.       Information on the matters to be examined and discussed at the 64th Annual General Meeting

Below the Company’s Management presents some clarifications related to each item for resolution at the Annual General Meeting for the exercise of a conscious vote:

è Analysis, discussion and voting on the Annual Management Report, Balance Sheet and other financial statements for fiscal year 2018

Clarifications

The Management accounts are presented through the Annual Management Report and the Financial Statements prepared by Copel’s Board of Executive Officers.

The Annual Management Report presents information on the macroeconomic scenario and the Company’s financial performance and operations, with comments on the main accounts of the statement of income for the year, in addition to information related to employees, social responsibility, the capital markets, corporate governance, etc.

On the other hand, the Financial Statements express the Company’s economic situation and equity changes in the fiscal year. By analyzing the Financial Statements, it is possible to assess the equity situation, liquidity indexes, profitability level and the degree of indebtedness of the Company.

It is worth mentioning that the Company’s financial statements have been prepared pursuant to the accounting practices adopted in Brazil which include those set forth by the Brazilian corporate laws, the pronouncements, guidance and interpretations issued by the Brazilian Accounting Practice Committee (CPC), approved by the Brazilian Securities Commission (CVM) and the Federal Accounting Council (CFC). Copel’s Financial Statements mainly consolidate electric power companies and, accordingly, are presented in compliance with the recommendations of the specific legislation applied to the electric power public utility concessionaires.

The Annual Report and the Financial Statements have been approved by the Board of Executive Officers, the Audit Committee and the Board of Directors. In addition, the Fiscal Council issued an opinion on them, and they were deemed adequate for submission to the shareholders.

Furthermore, the Company’s Financial Statements were audited and received a favorable opinion by Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent auditors.

The analysis of the Audit Committee and the opinions of the Fiscal Council and of the External Audit are attached to the Financial Statements.

Availability of Information

The Annual Report and the Financial Statements will be published in the Official Gazette of the State of Paraná, in the newspaper Folha de Londrina on April 20, 2017, pursuant to the applicable laws, being also available at the Company’s headquarters, at [B]³ Brasil, Bolsa, Balcão, and on Copel’s website (ir.copel.com).

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

è Resolution on the Board of Executive Officer’s proposal for the allocation of the net income for the fiscal year 2018 in the amount of R$1,407,062,821.84 — including profit sharing payment — and the subsequent distribution of shareholders’ earnings, in the gross amount of R$378,541,673.23 — whose payment shall occur during the fiscal year, in compliance with § 3 of Article 205 of the Brazilian Corporation Law no. 6,404/1976, as follows: interest on shareholders' equity replacing dividends, in the gross amount of R$280,000,000.00, distributed at R$0.97515 per common share (ON), R$2.89050 per class A preferred share (PNA), and R$1.07270 per class B preferred share (PNB); and the remaining dividends in the amount of R$98,541,673.23, distributed at R$0.34435 per common share (ON), and R$0.37881 per class B preferred share (PNB).

Clarifications

The allocation of net income consists in determining the portions of net income to be appropriated to the legal and statutory revenue reserves, or to be distributed.

For the fiscal year 2018, the amount of said distribution is equivalent to 25% of the net adjusted income, based on annual proposals from the Board of Executive Officers and the Board of Directors of the Company.

Allocation

Appropriation

From the net income for the fiscal year 2018, calculated in accordance with the Brazilian Corporation Law, in the amount of R$1,407,062,821.84 (one billion, four hundred and seven million, sixty-two thousand, eight hundred and twenty-one reais and eighty-four cents), the Board of Executive Officers proposes the following appropriations:

a) R$70,353,141.09 (seventy million, three hundred and fifty-three thousand, one hundred and forty-one reais and nine cents), equivalent to 5% of the net income, to create the Legal Reserve, in accordance with Law no. 6,404, of December 15, 1976, and with Article 72, paragraph 2, item II, of the Company’s Bylaws;

b) R$280,000,000.00 (two hundred and eighty million reais) to pay for interest on shareholders' equity, in partial replacement of compulsory minimum dividends, in compliance with article 202 of Law no. 6,404, of December 15, 1976 - the Brazilian Corporation Law; article 9, paragraph 7, of Law no. 9,249, of December 26, 1995, and article 73 and its paragraphs of the Company’s Bylaws;

c) R$98,541,673.23 (ninety-eight million, five hundred and forty-one thousand, six hundred and seventy-three reais and twenty-three cents) to pay for complementary dividends, in addition to the compulsory minimum, pursuant to article 202 of Law no. 6,404, of December 15, 1976; article 9, paragraph 7, of Law no. 9,249, of December 26, 1995; and article 73 and its paragraphs of the Company’s Bylaws; and in compliance with CVM Resolution no. 683, of August 30, 2012, which approved Technical Pronouncement CPC - ICPC no. 08 (R1), issued by the Brazilian Accounting Practice Committee (CPC), which governs accounting procedures for the proposal of dividends payment;

•      Pursuant to the provisions set forth by the law and the Company’s Bylaws, shareholders have the right to receive the dividends on capital in a sum not lower than 25% of the adjusted net income of the fiscal year, which is calculated based on the net income less the allocation to the legal reserve. Nevertheless, this calculation basis is added by the realization of equity valuation adjustments, which is addressed by item 28 of ICPC no. 10, so as to offset the impacts on the income from higher expenses with depreciation, resulting from the adoption of accounting standards established by it, as well as by the CPC Accounting Standard no. 27 – Fixed Assets – which in 2018 amounted to net value of R$67,085,974.60  (sixty-seven million, seven hundred and eighty-five thousand, nine hundred and seventy-four reais and sixty cents). This procedure reflects the Company’s policy for remuneration of shareholders, proposed by the 1943rd Board of Executive Officers’ Meeting held on March 21, 2011, ratified by the 132nd Annual Board of Directors’ Meeting held on March 23, 2011, and approved by the 56th Annual General Meeting held on April 28, 2011. Therefore, this policy will be adopted during the realization of the equity valuation adjustments reserve. The amounts of the calculation basis and of the compulsory minimum dividends are, respectively, R$1,403,795,655.35 (one billion, four hundred and three million, seven hundred and ninety-five thousand, six hundred and fifty-five reais and thirty-five cents) and R$350,948,913.84 (three hundred and fifty million, nine hundred and forty-eight thousand, nine hundred and thirteen reais and eighty-four cents).

•      Resolution 683, as of August 30, 2012, of the Securities and Exchange Commission (CVM), made the application of the Technical Pronouncement CPC no. 08 (R1), issued by the Brazilian Accounting Practice Committee (CPC), compulsory for publicly-held companies. According to the aforementioned legal basis, the proposed payment of interest on shareholders' equity can only be allotted to the minimum mandatory dividends, by the net value of income tax withheld at source, which is levied at the rate of 15% (fifteen percent) on this type of income. No such deduction occurs, however, from the amount of interest on shareholders' equity distributed to exempt shareholders. The value of income tax withheld at source on the remaining shareholders' interest, subject to taxation, amounted to R$27,592,759.39 (twenty-seven million, five hundred and ninety-two thousand, seven hundred and fifty-nine reais and ninety cents), resulting in the effective rate of 9.85% (nine and eighty-five hundredths per cent) for the 2018 fiscal year.

The gross payment made to shareholdres of the interest on shareholders' equity in the amount of R$280,000,000.00 (two hundred and eighty million reais) is equivalent to a net payment of R$252,407,240.61 (two hundred and fifty-two million, four hundred and seven thousand, two hundred and forty reais and sixty-one cents), which, added to the amount of R$98,541,673.23 (ninety-eight million, five hundred and forty-one thousand, six hundred and seventy-three reais and twenty-three cents), proposed as complementary dividends to be distributed to the shareholders, result in a total dividend, net of income tax withheld at source, of R$350,948,913.84 (three hundred and fifty million, nine hundred and forty-eight thousand, nine hundred and thirteen reais and eighty-four cents).

d) R$1,025,253,982.12 (one billion, twenty-five million, two hundred and fifty-three thousand, nine hundred and eighty-two reais and twelve cents), corresponding to profit retention reserve, aiming to ensure the Company’s investment program, pursuant to Article 196 of the Brazilian Corporation Law no. 6,404/1976, of December 15, 1976, and article 72, paragraph 2, item IV, of the Company's Bylaws;

•      The amount of the profit retention reserve corresponds to the balance of net income for the year (after legal reserve, interest on equity and dividends) and to the realization of equity valuation adjustments and was calculated according to item 28 of ICPC no. 10 and to the Technical Pronouncement CPC no. 27.

Below is a breakdown of the allocations proposed herein:

Changes in equity: Net income for fiscal year 2018: R$1,407,062,821.84; ( - ) Legal Reserve (5% of the net income of the year) R$70,353,141.09 = adjusted net income: R$1,336,709,680.75; ( + ) Equity valuation adjustments - net of tax: R$67,085,974.60 = Calculation basis for allocation of compulsory minimum dividends: R$1,403,795,655.35; ( - ) Interest on shareholders' equity – gross amount R$280,000,000.00; ( - ) Dividends: R$98,541,673.23; ( - ) Profit retention reserve: R$1,025,253,982.12.

The Company’s financial statements of 2018 reflect the accounting recordings of the specific allocations based on the assumption of their approval by the 64th Annual General Shareholders’ Meeting, as established in paragraph 3 of article 176 of the Brazilian Corporation Law no. 6,404, of December 15, 1976.

Payment of profit sharing and productivity incentives:

Federal Law no. 10,101, as of December 19, 2000, State Law no. 16,560/2010 and State Decree no. 1978, of December 20, 2007, regulate profit sharing as a tool to integrate capital and labor and stimulate productivity, pursuant to Article 7, item XI, of the Brazilian Constitution. Pursuant to the above-mentioned legislation, the Board of Executive Officers proposes the payment, as profit sharing, of R$87,737,228.46 (eighty-seven million, seven hundred and thirty-seven thousand, two hundred and twenty-eight reais and forty-six cents), to be paid to the Company’s employees by the Holding Company and the wholly-owned subsidiaries, provided that the goals set forth in the Collective Bargaining Agreement are fulfilled. This amount is recorded in the 2018 Financial Statements under the “Personnel expenses” line, pursuant to item 26.2 of CVM/SNC/SEP Letter no. 1 of February 14, 2007.

Management’s Opinion

The Management of the Company considers that the propositions addressed herein are in compliance with the laws in force and the Bylaws and they fulfill the interests of the Company. For this reason, said propositions should be fully approved by the General Meeting.

Approvals

This matter was submitted to the analysis and approval of the Board of Executive Officers at its 2346th meeting held on March 19, 2018; of the Board of Directors at its 177th ordinary meeting held on April 12, 2018; and of the Audit Committee at its 169th meeting held on April 12, 2018; having also received a favorable opinion from the Supervisory Committee in its 396th meeting held on April 12, 2018.

Supervisory Committee Report

The undersigned members of the Supervisory Committee of Companhia Paranaense de Energia - Copel, within their legal and statutory duties and responsibilities, examined the Financial Statements for the fiscal year 2018, which comprise the balance sheet as of December 31, 2018 and the respective financial statements, statements of income, comprehensive income, changes in equity and cash flows for the year ending on the above-mentioned date, as well as the related explanatory notes and the Board of Directors' proposal for the allocation of net income for the fiscal year 2018. The drafts were received and analyzed individually by the members of the Supervisory Committee and previously discussed with the Management. Based on the work developed throughout the year and the analysis carried out by this Committee, on the clarifications on internal controls provided by the Company's Management and the Independent Auditors, and also considering the Auditor's Report issued without reservations by Deloitte Touche Tohmatsu Auditores Independentes on the Individual and Consolidated Financial Statements, the members of the Supervisory Committee state that they are not aware of any fact or evidence that is not reflected in the referred Financial Statements and they believe that said Statements are in a position to be referred to deliberation by the Shareholders' General Meeting. Curitiba, March 28, 2019. (a) ROBERTO LAMB – Chairman, CLEMENCEAU MERHEB CALIXTO, DAVID ANTONIO BAGGIO BATISTA, GEORGE HERMANN RODOLFO TORMIN and LETÍCIA PEDERCINI ISSA MAIA.

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

è Election of the members of the Company’s Board of Directors due to end of term of office

Clarifications

Copel’s Board of Directors is a decision-making body, composed of 9 (nine) members, Brazilian, shareholders, residing in the country and elected by the General Assembly, pursuant to the Brazilian Corporation Law (Law no. 6,404/1976).

The Board of Directors has as its main duty the laying down of the overall strategy for the Company business.

In accordance with Law no. 6,404/1976 (Brazilian Corporation Law), in order to take office, all Board members shall sign a clearance certificate declaring that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Rule no. 358/2002, through which they undertake to comply with the rules therein.

Additionally, the members of the Board of Directors, in order to take office, shall sign a Management Consent Form as referred in the Corporate Governance Practices of Level 1

Regulation ("Level 1 Regulation") of Brasil Bolsa Balcão - [B]³, and in compliance with article 30 of the Company’s Bylaws.

Vacancies and voting right

Copel’s Board of Directors is composed of 9 (nine) members and the board vacancies, due to the end of term of office, are filled as follows:

a)      six are appointed by the State of Paraná, the Company’s main shareholder (only holders of common shares have voting rights);

b)     one is appointed by the Company’s employees as established in State Law no. 8,096/85, regulated by the Decree no. 6,343/85 and by the State Law no. 8,681/87 (only holders of common shares have voting rights);

c)      one is appointed by the Company’s the minority of shareholders, pursuant to Article 239 of the Brazilian Corporation Law (Law no. 6,404/1976), the election being held separately (the controlling shareholders are not entitled to vote). The candidate elected is the one that obtains the highest representation percentage of the Company’s capital stock, with no minimum limit.;

d)     one is appointed by the holders of preferred shares, as in item II, paragraph 4, Article 141 of the Brazilian Corporation Law, having the shareholders previously expressed such interest to the Company.

May the minority and/or preferred shareholder not exercise their right to elect one member for the Board of Directors, the major shareholder shall appoint a name to fill the remaining vacancy or vacancies, whose election shall follow the applicable corporate procedures and legislation.

Pursuant to CVM’s Rule no. 481, article 10, of December 17, 2009, the majority shareholder shall appoint, at the Annual General Meeting, to fill the vacant positions to which he is entitled, for (re)election, the following members of the Board of Directors for the 2019-2021 term of office:

•           MARCEL MARTINS MALCZEWSKI;

•           DANIEL PIMENTEL SLAVIERO;

•           CARLOS BIEDERMANN;

•           GUSTAVO BONINI GUEDES;

•           MARCO ANTÔNIO BARBOSA CANDIDO; and

•           LUIZ CLAUDIO MAIA VIEIRA.

Appointment by Company's employees:

The Company employee appointed by the peers, pursuant to State Law no. 8,096/85, regulated by Decree no. 6,343/85 and by State Law no. 8,681/87, in compliance with Federal Law 13,303/2016, as a result of the Company's internal electoral process established by Circular-115/2018, of December 7, 2018, was formally appointed by Circular-020/2019, of March 11, 2019, as the employee who obtained the highest number of valid votes in the election :

•           ADRIANA ANGELA ANTONIOLLI

Appointments by the minority of shareholders:

As the law does not make mandatory the early submission of the proposed names for election, and since there has not been any communication by the shareholders in accordance with CVM’s Rule no. 561/2015, the other shareholders may nominate, at the General Meeting, their candidate during the analysis of the matter, if they have the right to do so, according to the criteria specified above.

Shareholders wishing to include candidates in the distance voting ballot paper for the Annual General Meeting - AGM must send a written request to the Company until April 4, 2019, addressed to the Chief Financial and Investors Relations Officer, at Rua Coronel Dulcídio, 800 - Batel, CEP 80.420-170, Curitiba, Paraná, or through the e-mail address acionistas@copel.com, pursuant to Article 21-L of CVM’s Rule no. 481/2009, and the requirements established in Article 221-M of the same Rule, and in item 12.2 of the Company's Reference Form.

Compliance

In accordance with paragraph 5 of article 19 of the Company’s Bylaws, appointments for the Board of Directors must comply with the requirements and prohibitions provided for by Federal Laws no. 6,404/1976 e 13,303/2016, besides meeting the following criteria: i. having a minimum of three independent members, expressly declared as such on the minutes of the Shareholders’ Meeting at which they were elected, pursuant to Federal Law no.13,303/2016; and ii. having a minimum of five members, including those mentioned in sub-item I above, who meet the requirements for members of the Statutory Audit Committee, pursuant to Federal Law no.13,303/2016.

Appointees must provide proof of fulfilment of the requirements and the absence of impediments to holding office, in compliance with the applicable law, besides additional requirements set forth in NPC 0315 - Appointment Policy and NAC 030311 - Nomination of Members of Statutory Bodies by filling the Registration Form (Enclosure I).

For this reason, when submitting a candidacy, including those announced on the day of the GM, the following documents must be presented:

EDUCATIONAL BACKGROUND

•           Copy of higher education degree certificate (both sides);

•           Copy of post-graduate degree certificate (both sides), if applicable; and

•           Copy of professional identity card, if applicable.

PROFESSIONAL EXPERIENCE

•           Nomination and termination letter, for appointees who hold or have held a non-permanent position in the public administration;

•           Declaration of office or employment, if applicable;

•           Copy of employment record book (with current position), if applicable;

•           Updated curriculum vitae (signed), describing proven professional experience in the areas provided for by law; and

•           Other documents that provide proof of professional experience.

OTHER

•           Copy of identity card, containing picture, general registry (RG) and tax-payer registry (CPF) numbers;

•           Declaration of assets;

•           Proof or address with name of appointee and current address, no more than 90(ninety) days old;

•           Registration Form (Enclosure I) duly filled and signed by appointee.

In order to verify compliance, the Company will subject appointees to a background check and their documents will be submitted to the Control Council for State-Owned Companies of the State of Paraná - CCEE, which will issue a report.

Enclosure II -            MARCEL MARTINS MALCZEWSKI - Compliance documents

Enclosure III -           DANIEL PIMENTEL SLAVIERO - Compliance documents

Enclosure IV -           CARLOS BIEDERMANN - Compliance documents

Enclosure V -            GUSTAVO BONINI GUEDES - Compliance documents

Enclosure VI -           MARCO ANTÔNIO BARBOSA CANDIDO - Compliance documents

Enclosure VII -          LUIZ CLAUDIO MAIA VIEIRA - Compliance documents

Enclosure VII -          ADRIANA ANGELA ANTONIOLLI - Compliance documents

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

Board of Directors

MARCEL MARTINS MALCZEWSKI - Appointed by the State of Paraná, major shareholder
For [ ] Against [ ] Abstain from voting [ ]

DANIEL PIMENTEL SLAVIERO - Appointed by the State of Paraná, major shareholder
For [ ] Against [ ] Abstain from voting [ ]

CARLOS BIEDERMANN - Appointed by the State of Paraná, major shareholder
For [ ] Against [ ] Abstain from voting [ ]

GUSTAVO BONINI GUEDES - Appointed by the State of Paraná, major shareholder
For [ ] Against [ ] Abstain from voting [ ]

MARCO ANTÔNIO BARBOSA CANDIDO - Appointed by the State of Paraná, major shareholder
For [ ] Against [ ] Abstain from voting [ ]

LUIZ CLAUDIO MAIA VIEIRA - Appointed by the State of Paraná, major shareholder
For [ ] Against [ ] Abstain from voting [ ]

ADRIANA ANGELA ANTONIOLLI - Appointed by employees through Company's internal electoral process
For [ ] Against [ ] Abstain from voting [ ]

4. In case of the adoption of the cumulative voting system, do you require the allocation of votes by percentage to candidates?

Yes [ ] No [ ]

è Election of members of the Supervisory Committee due to end of term of office

Clarifications

Copel’s Fiscal Council operates on a permanent basis and its main duties are overseeing the managers’ acts, examining and giving an opinion on the Financial Statements and reporting its conclusions to the Company’s shareholders.

Pursuant to Article 53 of the Company’s Bylaws, the shareholders elect the members of the Supervisory Committee for a unified term of office of two years, reelection being permitted for no more than two consecutive times.

In accordance with the Brazilian Corporation Law no. 6,404/1976, in order to take office, all members of the Supervisory Committee shall sign a clearance certificate declaring that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Rule no. 358/2002, through which they undertake to comply with the rules therein.

Vacancies and voting right

Copel’s Supervisory Committee comprises five sitting members and an equal number of alternates, with re-election authorized, as follows:

a)      three members and their respective alternates appointed by the state of Paraná (only holders of common shares have voting rights);

b)     one member and his respective alternate appointed by the minority holders of common shares - the election is carried out separately (controlling shareholders may not vote), and only the minority holders of common shares are entitled to vote. The candidate elected shall be the one who obtains the highest representative percentage of the capital stock of the Company, with no minimum limit; and

c)      one member and his respective alternate appointed by the holders of preferred shares – the election is carried out separately (controlling shareholders may not vote), and only the holders of preferred shares are entitled to vote. The candidate elected shall be the one who obtains the highest representative percentage of the capital stock of the Company, with no minimum limit.

 Pursuant to CVM’s Rule no. 481, Article 10, of December 17, 2009, the majority shareholder shall appoint, at the Annual General Meeting, to fill the vacant positions to which he is entitled, for (re)election, the following members of the Supervisory Committee for the 2019-2021 term of office:

Sitting members:

•           NILSO ROMEU SGUAREZI

•           HARRY FRANÇÓIA JÚNIOR

•           DEMÉTRIUS NICHELE MACEI

Alternates:

•           OTAMIR CESAR MARTINS

•           To be defined

•           To be defined

Appointments by the minority holders of common shares (sitting and alternate members):

As the law does not make mandatory the early submission of the proposed names for election, and since there has not been any communication by the shareholders in accordance with CVM’s Rule no. 561/2015, the other shareholders may nominate, at the General Meeting, their candidate during the analysis of the matter, if they have the right to do so, according to the criteria specified above.

Shareholders wishing to include candidates in the distance voting ballot paper for the Annual General Meeting - AGM must send a written request to the Company until April 4, 2019, addressed to the Chief Financial and Investors Relations Officer, at Rua Coronel Dulcídio, 800 - Batel, CEP 80.420-170, Curitiba, Paraná, or through the e-mail address acionistas@copel.com, pursuant to Article 21-L of CVM’s Rule no. 481/2009, and the requirements established in Article 221-M of the same Rule, and in item 12.2 of the Company's Reference Form.

Appointments by the holders of preferred shares (sitting and alternate members):

As the law does not make mandatory the early submission of the proposed names for election, and since there has not been any communication by the shareholders in accordance with CVM’s Rule no. 561/2015, the other shareholders may nominate, at the General Meeting, their candidate during the analysis of the matter, if they have the right to do so, according to the criteria specified above.

Shareholders wishing to include candidates in the distance voting ballot paper for the Annual General Meeting - AGM must send a written request to the Company until April 4, 2019, addressed to the Chief Financial and Investors Relations Officer, at Rua Coronel Dulcídio, 800 - Batel, CEP 80.420-170, Curitiba, Paraná, or through the e-mail address acionistas@copel.com, pursuant to Article 21-L of CVM’s Rule no. 481/2009, and the requirements established in Article 221-M of the same Rule, and in item 12.2 of the Company's Reference Form.

Compliance

In accordance with paragraph 5 of article 19 of the Company’s Bylaws, appointments for the Supervisory Committee must comply with the requirements and prohibitions provided for by Federal Laws no. 6,404/1976 e 13,303/2016.

Appointees must provide proof of fulfilment of the requirements and the absence of impediments to holding office, in compliance with the applicable law, besides additional requirements set forth in NPC 0315 - Appointment Policy and NAC 030311 - Nomination of Members of Statutory Bodies by filling the Registration Form (Enclosure I).

For this reason, when submitting a candidacy, including those announced on the day of the GM, the following documents must presented:

EDUCATIONAL BACKGROUND

•           Copy of higher education degree certificate (both sides);

•           Copy of post-graduate degree certificate (both sides), if applicable; and

•           Copy of professional identity card, if applicable.

PROFESSIONAL EXPERIENCE

•           Nomination and termination letter, for appointees who hold or have held a non-permanent position in the public administration;

•           Declaration of office or employment, if applicable;

•           Copy of employment record book (with current position), if applicable;

•           Updated curriculum vitae (signed), describing proven professional experience in the areas provided for by law; and

•           Other documents that provide proof of professional experience.

OTHER

•           Copy of identity card, containing picture, general registry (RG) and tax-payer registry (CPF) numbers;

•           Declaration of assets;

•           Proof or address with name of appointee and current address, no more than 90(ninety) days old;

•           Registration Form (Enclosure I) duly filled and signed by appointee.

In order to verify compliance, the Company will subject appointees to a background check and their documents will be submitted to the Control Council for State-Owned Companies of the State of Paraná - CCEE, which will issue a report.

Enclosure IX -           NILSO ROMEU SGUAREZI - Compliance documents

Enclosure X -            HARRY FRANÇÓIA JÚNIOR - Compliance documents

Enclosure XI -           DEMÉTRIUS NICHELE MACEI - Compliance documents

Enclosure XII -          OTAMIR CESAR MARTINS - Compliance documents

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

è Election of members of the Nomination and Evaluation Committee due to the need to set up such committee

Clarifications

The Nomination and Evaluation Committee - NEC is a permanent statutory body, auxiliary to the company’s shareholders, responsible for verifying compliance of the processes of nomination and evaluation of members of the Board of Directors, the Supervisory Committee, the Executive Board and statutory committees with the current legislation.

The NEC shall consist of 05 (five) members, elected and dismissed by the Shareholders' Meeting, whose unified term of office shall be of two years, reelection being permitted for no more than two consecutive times, as follows: a. three members appointed by the controlling shareholder; and b. two members appointed by the minority of shareholders.

There shall be a single Nomination and Evaluation Committee for the holding company and its wholly and partially-owned subsidiaries, and companies in which Copel has a financial interest, and it shall be responsible for verifying the compliance of the process of nomination and evaluation of the members of the Board of Directors, the Executive Board, the Supervisory Committee and the statutory committees.

The members of the Nomination and Evaluation Committee shall state opinion on the fulfillment of requirements and the absence of prohibitions regarding the election of members of the Board of Directors, the Executive Board, the Supervisory Committee and the statutory committees, thus assisting shareholders with the appointment of such members.

Vacancies and voting right

The Nomination and Evaluation Committee shall consist of 05 (five) members, being the vacancies filled as follows:

a)  03 (three) members appointed by the State of Paraná, the company’s controlling shareholder (only holders of common shares have voting rights); and

b)  02 (two) members nominated by the minor shareholders (only holders of common and preferred shares have voting rights, being elected the candidate that gains the greatest percentage representation of the company’s capital stock, no minimum limit).

Appointments

Considering the need to set up the Nomination and Evaluation Committee of the Company, the State of Paraná appointed the names listed hereunder, in accordance with paragraph 2 of article 48 of Copel’s Bylaws, for the vacancies to be filled by the Company’s controlling shareholder:

•           PAULO HENRIQUE LAPORTE AMBROZEWICZ

•           MARCOS DOMAKOSKI

•           CLÁUDIO NOGAS

As for the two vacancies to be filled by minority shareholders, the appointees must fully comply with the requirements and prohibitions set forth in the applicable law and the Company’s internal rules.

Shareholders wishing to include candidates in the distance voting ballot paper for the Annual General Meeting - AGM must send a written request to the Company until April 4, 2019, addressed to the Chief Financial and Investors Relations Officer, at Rua Coronel Dulcídio, 800 - Batel, CEP 80.420-170, Curitiba, Paraná, or through the e-mail address acionistas@copel.com,so as to allow for greater participation of shareholders in the election process.

Nonetheless, candidates that meet the requirements can be presented on the day of the Extraordinary General Meeting.

Compliance

Appointees must provide proof of fulfilment of the requirements and the absence of impediments to holding office, in compliance with the applicable law, besides additional requirements set forth in NPC 0315 - Appointment Policy and NAC 030311 - Nomination of Members of Statutory Bodies by filling the Registration Form (Enclosure I).

For this reason, when submitting a candidacy, including those announced on the day of the EGM, the following documents must presented:

EDUCATIONAL BACKGROUND

•      Copy of higher education degree certificate (both sides);

•      Copy of post-graduate degree certificate (both sides), if applicable; and

•      Copy of professional identity card, if applicable.

PROFESSIONAL EXPERIENCE

•      Nomination and termination letter, for appointees who hold or have held a non-permanent position in the public administration;

•      Declaration of office or employment, if applicable;

•      Copy of employment record book (with current position), if applicable;

•      Updated curriculum vitae (signed), describing proven professional experience in the areas provided for by law; and

•      Other documents that provide proof of professional experience.

OTHER

•      Copy of identity card, containing picture, general registry (RG) and tax-payer registry (CPF) numbers;

•      Declaration of assets;

•      Proof or address with name of appointee and current address, no more than 90(ninety) days old;

•      Registration Form (Enclosure I) duly filled and signed by appointee.

In order to verify compliance, the Company will subject appointees to a background check and their documents will be submitted to the Control Council for State-Owned Companies of the State of Paraná - CCEE, which will issue a report.

Enclosure XIII - MARCOS DOMAKOSKI - Compliance documents

Enclosure XIV - PAULO HENRIQUE LAPORTE AMBROZEWICZ - Compliance documents

Enclosure XV - CLÁUDIO NOGAS - Compliance documents

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

è Establishment of the compensation of the Management members, of the Supervisory Committee and members of Statutory Committees for fiscal year 2019

Clarifications

According to Article 152 of the Brazilian Corporation Law no. 6,404/1976, the Shareholders' Meeting shall determine the annual compensation of the members of the Company’s Management and Supervisory Committee. Following the same procedures used in previous years, the policy takes into consideration the compensation of the previous fiscal year, added by the accumulated monetary correction of the period and real gains, whenever possible.

The goal of this policy is to reward members of the Company's Management and the Supervisory Committee for results obtained in the fiscal year as well as for meeting goals set forth in the Company's strategic plan.

The compensation paid to the members of the Company’s Board of Directors and the Fiscal Council is the sole responsibility of Copel’s holding company and not of its wholly-owned subsidiaries or controlled companies, being it not linked to any corporate action such as the sale of the shareholding control of the Company, for instance.

 In 2019, so as to fully comply with item 1 of Article 12 of CVM’s Rule no. 481/2009, the Company’s majority shareholder has proposed the annual compensation limit of up to R$13.522.722,43, as follows:

a) for the Company's Mangement compensation, pay raise according to financial index;

b) for each member of the Board of Directors the compensation paid shall be of fifteen percent (15%) of the monthly compensation that, on average, is assigned to the Chief Executive Officer, including the extra 13th salary paid annually and calculated proportionally over the previous 12 months. The chairman of the Board of Directors shall be granted a monthly bonus equivalent to 50% of the monthly compensation paid to the members of the Audit Committee;

c) for each member of the Fiscal Council the monthly compensation paid shall be of fifteen percent (15%) of the monthly compensation that, on average, is assigned to the Chief Executive Officer, including the extra 13th salary paid annually and calculated proportionally over the previous 12 months;

d) for each member of the Audit Committee the monthly compensation paid shall be equivalent to the monthly compensation paid to the members of the Fiscal Council; and

e) for each member of the Nomination and Evaluation Committee the monthly compensation shall be equivalent to 60% (sixty per cent) of the monthly compensation paid to the members of the Board of Directors.

Thus, from the annual compensation limit as stated above, up to R$10,067,298.21 (inclusive of social charges from the National Social Security Institute - INSS, the Indemnity Fund for Employees - FGTS, the Company’s own pension plan and health care assistance) shall be proposed as global annual compensation for the Executive Officers; up to R$784,553.64 (inclusive of social charges from the INSS) as global annual compensation for the Board of Directors; up to R$842,298.75 (inclusive of social charges from the INSS) as global annual compensation for the Supervisory Committee; up to R$939,755.36 (inclusive of social charges from the INSS) as global annual compensation for the members of the Audit Committee; up to R$488,816.46(inclusive of social charges from the INSS), as global annual compensation for the members of the Nomination and Evaluation Committee; and up to R$ 400,000.00 as technical reserve.

Annex XVI - item 13 of the Reference Form

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

V.       Information on the matters to be examined and discussed at the 199th Extraordinary General Meeting

Below the Company’s Management presents some clarifications related to the item for resolution at the Extraordinary General Meeting - EGM, for the exercise of a conscious vote:

è Board of Executive Officer’s proposal on Increase in Capital Stock and Amendment of Article 5 of Company's Corporate Bylaws

Considering that:   1. there are non-capitalized profit retentions, held in reserve in the Company's equity, that correspond to the appropriations of the profits for the years 2009 to 2013; 2. the use of the profit retention reserve is anticipated by the capital budget, previously approved by the General Meeting, after having been submitted to the Management bodies, in compliance with paragraph 1 of Article 196 of Law no. 6,404, of December 15, 1976; 3.  such profit retention was effectively used through the application of the Company's own resources in its investment program; 4.  the limit for the profit retention reserve is the value of the Company's capital stock, as established in Article 199 of Law 6,404, of December 15, 1976; 5. the percentage ratio between the Company's profit retention reserve and the capital stock shows that the Company is about to exceed the above-mentioned legal limit, through profit retention reserve to be built when the net profit for fiscal year 2019 is allocated; the Board of Executive Officers decided to submit for resolution by the General Meeting, through the Board of Directors - after hearing the Audit Committee - a proposal to increase the capital stock, in the amount of R$ 2,890,000,000.00 (two billion, eight hundred and ninety million reais), through the incorporation of the remaining balance of the 2009 retention (43.11%) and of the total retention for 2010, 2011 and 2012, as well as 95.68% of the retention of 2013, for numerical rounding purposes.

In view of the reported facts, it is proposed that the capital stock be increased from R$ 7,910,000,000.00 (seven billion, nine hundred and ten million reais) to R$ 10,800,000,000.00 (ten billion and eight hundred million reais), without modification of the number of shares, as provided for by article 169, paragraph 1, of Law 6,404, of December 15, 1976. If this proposal for the incorporation of profit retention reserves into capital stock is approved, the text of Article 5 of the Company's Bylaws should be amended, for which following writing is proposed:

Article Underwritten paid up capital is R$10,800,000,000.00 (ten billion and eight hundred million reais), represented by 273,655,375 (two hundred and seventy-three million, six hundred and fifty-five thousand and three hundred and seventy-five) shares, with no par value, composed of 145,031,080 (one hundred and forty-five million, thirty-one thousand and eighty) ordinary shares, and 128,624,295 (one hundred and twenty-eight million, six hundred and twenty-four thousand and two hundred and ninety-five) preferred shares, of which 328,627 (three hundred and twenty-eight thousand, six hundred and twenty-seven) shares are class “A” shares and 128,295,668 (one hundred twenty-eight million, two hundred ninety-five thousand and six hundred and sixty-eight) shares are class “B”.<t1/>

Previous text marking alterations being made:

Article Underwritten paid up capital is R$10,800,000,000.00 (ten billion and eight hundred million reais) R$7,910,000,000.00 (seven billion, nine hundred and ten million reais), represented by 273,655,375 (two hundred and seventy-three million, six hundred and fifty-five thousand and three hundred and seventy-five) shares, with no par value, composed of 145,031,080 (one hundred and forty-five million, thirty-one thousand and eighty) ordinary shares, and 128,624,295 (one hundred and twenty-eight million, six hundred and twenty-four thousand and two hundred and ninety-five) preferred shares, of which 328,627 (three hundred and twenty-eight thousand, six hundred and twenty-seven) shares are class “A” shares and 128,295,668 (one hundred twenty-eight million, two hundred ninety-five thousand and six hundred and sixty-eight) shares are class “B”.

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date March 29, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.